                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                               No.8 Li-Hsin Rd. 6,
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F     X                             Form 40-F _______
               ---------
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes _______                                 No    X
                                                    --------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: August 25, 2003            By /s/ Harvey Chang
                                   ---------------------------------------------
                                   Harvey Chang
                                   Senior Vice President & Chief Financial
                                   Officer

               Taiwan Semiconductor Manufacturing Company Limited
                           For the month of July 2003

This is to report 1) the trading of directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; "TSMC") (NYSE:TSM)
2) The pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC.
3) The acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of July 2003.

1) The trading of directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:

------------------------------------------------------------------------------------------------------------------------------------
                                                          Number of shares held
                                                            when elected (for         Number of        Number of
            Title                    Name                     Directors and        shares held as    shares held as      Charges
                                                         Supervisors as June 3,    June 30, 2003     July 31, 2003
                                                                  2003
------------------------------------------------------------------------------------------------------------------------------------
Chairman                     Morris Chang                           91,669,112         91,669,112        102,387,366      10,718,254
------------------------------------------------------------------------------------------------------------------------------------
Director                     Sir Peter Leahy Bonfield                        0                  0                  0               0
------------------------------------------------------------------------------------------------------------------------------------
Director                     Lester Carl Thurow                              0                  0                  0               0
------------------------------------------------------------------------------------------------------------------------------------
Supervisor                   Michael E. Porter                               0                  0                  0               0
------------------------------------------------------------------------------------------------------------------------------------
Director & Supervisor        Philips Electronics, B.V./1/        2,554,450,279      2,554,450,279      2,758,806,301     204,356,022
------------------------------------------------------------------------------------------------------------------------------------
Director & Supervisor        The Development Fund/2/             1,793,522,406      1,793,522,406      1,504,718,198    -288,804,208
------------------------------------------------------------------------------------------------------------------------------------
Director                     F. C. Tseng                            30,356,889         30,356,889         34,189,219       3,832,330
------------------------------------------------------------------------------------------------------------------------------------
Director                     Stan Shih                               2,225,077          1,835,077          1,181,883        -653,194
------------------------------------------------------------------------------------------------------------------------------------
Director & President         Rick Tsai                              19,491,738         19,001,738         21,657,456       2,655,718
------------------------------------------------------------------------------------------------------------------------------------
Vice President               Quincy Lin                                                19,985,152         22,533,767       2,548,615
------------------------------------------------------------------------------------------------------------------------------------
Vice President               S.Y. Chiang                                                8,674,015         10,459,909       1,785,894
------------------------------------------------------------------------------------------------------------------------------------
Vice President               Harvey Chang                                               6,374,499          7,419,458       1,044,959
------------------------------------------------------------------------------------------------------------------------------------
Vice President               C. C. Wei                                                  3,265,322          4,139,721         874,399
------------------------------------------------------------------------------------------------------------------------------------
Vice President               S. H. Lee                                                  4,294,842          4,388,429          93,587
------------------------------------------------------------------------------------------------------------------------------------
Vice President               Mark Liu                                                   7,669,370          8,723,995       1,054,625
------------------------------------------------------------------------------------------------------------------------------------
Vice President               Genda Hu                                                     821,508          1,477,508         656,000
------------------------------------------------------------------------------------------------------------------------------------
Vice President               J. B. Chen                                                 5,304,520          5,528,881         224,361
------------------------------------------------------------------------------------------------------------------------------------
Vice President               Chung-Shih Hsu                                               688,782          1,119,724         430,942
------------------------------------------------------------------------------------------------------------------------------------
Vice President               Kenneth Kin                                                1,278,172          2,292,515       1,014,343
------------------------------------------------------------------------------------------------------------------------------------
Vice President               Ping Yang                                                  4,804,556          5,671,812         867,256
------------------------------------------------------------------------------------------------------------------------------------
Vice President               M. C. Tzeng                                                3,504,556          3,575,094          70,538
------------------------------------------------------------------------------------------------------------------------------------
Vice President               Richard Thurston                                             250,000            884,309         634,309
------------------------------------------------------------------------------------------------------------------------------------
Chief Technology Officer     Chenming Hu                                                  958,635          1,667,238         708,603
------------------------------------------------------------------------------------------------------------------------------------
Vice President               Chiam Wu                                                     309,646            554,417         244,771
------------------------------------------------------------------------------------------------------------------------------------
Senior Director              Lora Ho                                                    1,350,323          1,817,830         467,507
------------------------------------------------------------------------------------------------------------------------------------
Senior Director              L.C. Tu                                                    6,438,930          7,284,701         845,771
------------------------------------------------------------------------------------------------------------------------------------
Senior Director              Jan Kees van Vliet                                            77,117            293,566         216,449
------------------------------------------------------------------------------------------------------------------------------------

/1./ The Philips Electronics, B.V. appoints 2 directors and 1 supervisor. /2./ The Development Fund appoints 1 director and 1 supervisor.

2) The pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:

-----------------------------------------------------------------------------------------------------------------------------
                                              Number of common
                                               shares pledged         Date of pledged/       Accumulated number of common
    Title                  Name             (clear of pledge) in      clear of pledge     shares pledged as of July 31, 2003
                                                    July
-----------------------------------------------------------------------------------------------------------------------------
Vice President          C. C. Wei                    (250,000)          07/25/2003                                    600,000
-----------------------------------------------------------------------------------------------------------------------------
Vice President          M. C. Tzeng                  (180,000)          07/17/2003                                          0
-----------------------------------------------------------------------------------------------------------------------------

3) The acquisition of assets: (Unit:$Thousand)
--------------------------------------------------------------------------
     Description of assets                             Purchase price
--------------------------------------------------------------------------
ABN AMRO Bond Fund                                              NT$500,000
--------------------------------------------------------------------------
Global Liquidity U.S. Dollar Fund                               US$ 40,000
--------------------------------------------------------------------------
JF Taiwan Bond Fund                                             NT$500,000
--------------------------------------------------------------------------

4) The disposition of assets: (Unit:$Thousand) : None.